SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 26, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form  40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JSG Funding plc

Quarterly Information Package

Quarter Ended June 30, 2005

JSG Funding plc

Summary Group Profit and Loss Accounts

	3 months to	3 months to	6 months to	6 months to
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	€000	€000	€000	€000

Turnover
Continuing operations	1,085,124	1,085,821	2,123,075	2,152,380
Discontinued operations	11,514	140,400	25,205	273,776
	1,096,638	1,226,221	2,148,280	2,426,156
Cost of sales	793,103	877,637	1,556,325	1,747,809
Gross profit	303,535	348,584	591,955	678,347
Net operating expenses	234,923	264,030	475,737	525,970
Reorganization and restructuring costs	2,186	5,655	11,792	5,655
Operating profit subsidiaries
Continuing operations	66,271	59,292	106,182	113,872
Discontinued operations	155	19,607	(1,756)	32,850
	66,426	78,899	104,426	146,722
Share of associates’ operating profit	2,445	3,354	3,498	6,023
Total operating profit	68,871	82,253	107,924	152,745

Profit on sale of assets	8,362	15,072	45,324	15,072

Interest income	3,148	1,861	6,761	3,891
Interest expense	(59,843)	(74,420)	(126,229)	(146,252)
Loss from early extinguishment of debt	(4,018)	—	(80,434)	—
Share of associates’ net interest	(347)	(399)	(579)	(502)
Total net interest	(61,060)	(72,958)	(200,481)	(142,863)

Other financial expense	(3,213)	(3,926)	(6,531)	(7,959)

Profit / (loss) before taxation	12,960	20,441	(53,764)	16,995
Taxation
Group	10,021	2,862	18,957	22,649
Share of associates	609	997	599	898
	10,630	3,859	19,556	23,547

Profit / (loss) after taxation	2,330	16,582	(73,320)	(6,552)
Equity minority interests	3,660	3,411	5,321	7,123
(Net loss) / retained profit	€(1,330)	€13,171	€(78,641)	€(13,675)

Segmental Analyses

Sales - third party

	3 months to	3 months to	6 months to	6 months to
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	€000	€000	€000	€000

Packaging	776,475	784,019	1,523,504	1,569,272
Specialties	124,668	264,697	248,220	515,384
Europe	901,143	1,048,716	1,771,724	2,084,656
Latin America	195,495	177,505	376,556	341,500
	€1,096,638	€1,226,221	€2,148,280	€2,426,156

Profit / (loss) before taxation

	3 months to	3 months to	6 months to	6 months to
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	€000	€000	€000	€000

Packaging	40,089	38,732	69,428	73,893
Specialties	9,811	29,523	14,926	49,058
Associates	1,784	2,813	2,815	4,706
Europe	51,684	71,068	87,169	127,657

Packaging	30,046	29,324	56,249	57,771
Associates	661	541	683	1,317
Latin America	30,707	29,865	56,932	59,088

Centre costs	(6,218)	(7,458)	(12,867)	(15,065)

Profit before goodwill amortization, interest,
and exceptional items	76,173	93,475	131,234	171,680
Goodwill amortization	(8,329)	(9,493)	(18,049)	(21,239)
Group net interest	(56,695)	(72,559)	(119,468)	(142,361)
Loss from early extinguishment of debt	(4,018)	—	(80,434)	—
Share of associates’ net interest	(347)	(399)	(579)	(502)

Profit / (loss) before exceptional items	6,784	11,024	(87,296)	7,578

Reorganization and restructuring costs	(2,186)	(5,655)	(11,792)	(5,655)
Profit on the sale of assets and businesses	8,362	15,072	45,324	15,072
Profit / (loss) before taxation	€12,960	€20,441	€(53,764)	€16,995

Summary Group Balance Sheets

	June 30, 2005	June 30, 2004
	€000	€000

Assets Employed
Fixed Assets
Intangible assets	1,305,717	1,423,295
Tangible assets	1,975,289	2,398,994
Financial assets	83,154	82,752
	3,364,160	3,905,041

Current Assets
Stocks	402,619	479,431
Debtors	931,573	1,008,950
Amounts due by affiliates	408	358
Amount due by affiliates after more than one year	268,289	270,699
Cash at bank and in hand	131,114	170,248
	1,734,003	1,929,686
Creditors (amounts falling due within one year)	1,142,425	1,226,648
Net current assets	591,578	703,038
Total assets less current liabilities	€3,955,738	€4,608,079

Financed by
Creditors (amounts falling due after more than one year)	2,452,869	3,009,363
Government grants	13,407	14,957
Provisions for liabilities and charges	185,368	230,740
Pension liabilities (net of deferred tax)	373,777	368,845
	3,025,421	3,623,905

Capital and Reserves
Called up share capital	40	40
Other reserves	937,405	920,650
Profit and loss account	(135,343)	(55,146)
Group shareholders’ funds (equity interests)	802,102	865,544

Minority interests (equity interests)	128,215	118,630
	930,317	984,174
	€3,955,738	€4,608,079

Statement of Total Recognized Gains and Losses

	6 months to	6 months to
	June 30, 2005	June 30, 2004
	€000	€000
(Loss) for the period
- Group	(79,108)	(14,680)
- Associates	467	1,005
	(78,641)	(13,675)

Translation adjustments on foreign currency net investments
- Group	(8,597)	(10,131)

Actuarial gain / (loss) recognized in retirement benefit schemes	20,239	(6,006)

Total recognized gains and losses relating to the period
- Group	(67,466)	(30,817)
- Associates	467	1,005
	€(66,999)	€(29,812)

Reconciliation of Movements in Shareholders’ Funds

	6 Months to	12 Months to
	June 30, 2005	December 31, 2004
	€000	€000

At beginning of year	869,101	895,356
(Loss) for the period	(78,641)	(34,489)
Actuarial gain / (loss) recognized in retirement benefit schemes	20,239	(6,988)
Translation adjustments on foreign currency net investments	(8,597)	15,222
At end of period	€802,102	€869,101

JSG Funding plc

1. BASIS OF PRESENTATION

On July 5, 2002, JSG Acquisitions (‘JSG Acquisitions’), a wholly owned subsidiary of JSG Funding plc (‘JSG Funding’ or the ‘Group’), commenced a public tender offer (the offer) for all of the issued and to be issued share capital of Smurfit Packaging Corporation Ltd (‘JSG’). On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares of JSG, completing the acquisition in October 2002.

At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation (‘SSCC’).  In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred, in exchange for intercompany notes, to newly formed, wholly owned subsidiaries of Jefferson Smurfit Group Ltd (‘JSL’). We refer to these subsidiaries collectively as the ‘newcos’. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was repaid in full prior to December 31, 2003.

The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

•         approximately €857 million of cash equity contributed by JSL, which we refer to as the “equity contribution”. The equity contribution was comprised of the following:

•         the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of JSL and related capital contributions of approximately €732 million in cash, and

•         a capital contribution by JSL of €125 million in cash, which funds were provided by the newcos to JSL in the form of an intercompany loan;

•         proceeds from the issue and sale of 250,000 units, which we refer to as the ‘units’, consisting of €100 million and $150 million aggregate principal amount of 15½% subordinated notes due 2013, which we refer to as the ‘PIK notes’, and warrants to purchase JSL’s ordinary shares;

•         proceeds from the issue and sale of senior notes due 2012; and

•         borrowing by JSG Acquisitions under a new senior credit facility.

In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

On March 31, 2003 the Group completed the acquisition of SSCC’s European packaging assets. In this transaction which we refer to as the ‘SSCC Asset Swap’, JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets. The cash consideration was financed by US$205 million of 9 5/8% senior notes due 2012 issued in February 2003.

On December 22, 2004, we announced that we had signed definitive agreements to sell our Munksjö specialty paper business to The EQT III Fund for approximately €450 million. On December 14, 2004, SCA (Svenska Cellulosa Aktiebolaget) announced that it had agreed to buy our Munksjö tissue business for approximately €28 million. The sale of the specialty paper business, which comprises pulp, decor paper and specialty paper operations, was completed on March 1, 2005 and the sale of our Munksjö tissue business to SCA was completed on May 18, 2005.  The proceeds from the disposals have been used to pay down part of the term portion of our senior credit facility. Together, the operations being sold had net sales of approximately €135 million and €267 million for the second quarter and first half of 2004 respectively and are reported as discontinued operations in the Summary Group Profit and Loss Accounts.

On May 26, 2005, we signed an agreement to sell the companies which own and operate The Kildare Hotel & Country Club (The K Club), some land near The K Club and the site of the former Clonskeagh paper mill in Ireland for €115 million to a company controlled by Dr. Michael Smurfit.  The sale was completed on June 16, 2005.  The proceeds from the sale, of approximately €115 million, before costs, were applied to debt reduction during the quarter.

This asset sale continues the Group’s established strategy of monetizing non-core assets and sharpening its strategic and operational focus. The disposal provides further benefit to the Group in the form of reduced debt levels and lower debt service costs.  The results of The K Club are reported as discontinued operations in the Summary Group Profit and Loss Accounts.

On July 11, 2005, the newcos finalized the agreement to sell the Pomona Newsprint Mill. Total proceeds, before costs, amounted to approximately US$10.6 million (€9 million) and are payable over a number of years.

On May 9, 2005, we announced that we had commenced preliminary discussions with Kappa Packaging, which may or may not lead to a transaction.

JSG Funding’s consolidated financial statements as of and for the quarter ended June 30, 2005 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of JSG Funding have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2004 have been filed with the Irish Registrar of Companies.

Irish GAAP differs in certain significant respects from US GAAP. A detailed discussion of those differences from an historical perspective is included in note 37 to JSG Funding’s audited consolidated financial statements for the year ended December 31, 2004, which have been filed with the Securities and Exchange Commission. In addition, for financial reporting purposes, JSG Funding’s financial statements would reflect the consolidation of the newcos thereby reducing shareholders’ equity under US GAAP. Neither JSG Funding nor any of its subsidiaries had any repayment obligations relating to the €125 million newcos facility. The newcos facility was repaid in full prior to December 31, 2003.

Operating results for the first half of 2005 are not necessarily indicative of the results that may be expected in future periods.

2. SUMMARY OF ACCOUNTING POLICIES

These financial statements should be read in conjunction with JSG Funding’s consolidated financial statements for the year ended December 31, 2004 included in Form 20-F filed with the Securities and Exchange Commission. Also refer to Critical Accounting Policies contained elsewhere within this report.

TURNOVER AND REVENUE RECOGNITION

Turnover (net sales) consists of sales to third parties after trade discounts and excludes sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgements and estimates that are reasonable and prudent. These estimates and judgements affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. EMPLOYEE POST RETIREMENT SCHEMES — DEFINED BENEFIT COST

The table below sets out the components of the defined benefit expense for the period:

	3 Months to	3 Months to	6 Months to	6 Months to
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	€000	€000	€000	€000

Current service cost	7,810	8,865	16,627	17,542
Past service cost	114	(2,023)	453	(2,023)
(Gains)/losses on settlements and curtailments	(2,248)	—	(2,248)	885
	5,676	6,842	14,832	16,404

Expected return on scheme assets	(10,289)	(10,441)	(20,668)	(20,654)
Interest cost on scheme liabilities	13,502	14,367	27,199	28,613
Other financial expense	3,213	3,926	6,531	7,959

Defined benefit expense	€8,889	€10,768	€21,363	€24,363

The disclosures above reflect the requirements of FRS 17 — Retirement Benefits. Included in cost of sales and net operating expenses is a total defined benefit expense of €5,676,000 and €14,832,000 for the second quarter and first half respectively (2004: €6,842,000 and €16,404,000 respectively). Other financial expense is separately identified in the profit and loss account. A similar analysis is not provided in the segmental analysis as the main Group schemes are operated on a statutory basis that would not enable business segments within the Group to identify their share of the total defined benefit cost.

4. ANALYSIS OF NET DEBT

	June 30, 2005	June 30, 2004
	€000	€000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	2,011	—
Tranche A Term loan(2a)—interest at relevant interbank rate + 2.25%	1,739	462,295
Tranche B Term loan(2b)—interest at relevant interbank rate + 2.75%	241,061	462,903
Tranche C Term loan(2c)—interest at relevant interbank rate + 3.25%	255,878	463,041
Yankee bonds including accrued interest(3)	413,572	415,756
Bank loans and overdrafts / (cash)	(36,837)	(60,113)
2011 Receivables securitization floating rate notes (incl. accrued interest)(4)	210,212	—
Total subsidiary debt	1,087,636	1,743,882
2012 Senior notes (including accrued interest)(5)	1,017,846	1,015,813
2015 Senior subordinated notes (incl. accrued interest)(6)	377,687	—
Total senior debt	2,483,169	2,759,695
2013 PIK units (including accrued interest)(7)	2	285,184
Net Debt	2,483,171	3,044,879
Leases	15,630	29,202
Net Debt including Leases	€2,498,801	€3,074,081

(1)	Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009
(2a)	Term Loan A due to be repaid in certain installments up to 2009
(2b)	Term Loan B due to be repaid in full in 2010
(2c)	Term Loan C due to be repaid in full in 2011
(3)	6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million
(4)	Receivables securitization floating rate notes due September 2011
(5)	10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million
(6)	€217.5 million 7.75% senior subordinated notes due 2015 and $200 million 7.75% senior subordinated notes due 2015
(7)	100,000 € units of 15.5% subordinated notes due 2013 and 150,000 US$units of 15.5% subordinated notes due 2013 (see note 6)

5. CORPORATE STRUCTURE

On February 6, 2004 JSG Packaging Ltd. (‘JSG Packaging’) completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings plc (‘JSG Holdings’) - ‘the exchange’ - in exchange for newly issued shares of JSG Holdings. (JSG Holdings is a public limited company incorporated in Ireland.) As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

6. REFINANCING TRANSACTIONS

On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the ‘‘tender offer’’.  As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became effective on February 14, 2005. We intend to redeem the .01% of the 15.5% dollar subordinated notes not tendered pursuant to the tender offer in accordance with the terms and conditions of the indentures governing the existing 15.5% subordinated notes. Under these indentures, the earliest we may redeem the 15.5% subordinated notes not tendered is October 1, 2005, at a redemption price of 108.0% of the aggregate principal amount of the existing 15.5% subordinated notes. All of the euro 15.5% subordinated notes were tendered.

In January 2005, JSG Funding completed an offering of approximately €217.5 million of 7.75% senior subordinated notes and $200 million of 7.75% senior subordinated notes. JSG Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

Concurrently with the completion of this offering of notes, JSG Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015 (the ‘‘PIK notes’’), substantially all of the net proceeds of which were loaned to JSG Packaging, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither JSG Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of JSG Funding and its subsidiaries.

7. STOCKHOLDERS’ EQUITY

The equity of JSG Funding is mainly represented by cash paid by JSL in respect of the issue of 40,000 ordinary shares of €1 each at par and a capital contribution of €731,960,000.

Certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004, these were exchanged for convertible shares of JSG Packaging (the ‘Unvested Convertible Equity’). Subject to the terms and conditions of the Management Equity Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings, net of the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 10 per cent. of JSG Packaging’s outstanding ordinary shares.

Pursuant to the terms of the Management Equity Agreement, the Unvested Convertible Equity will vest as follows:

•                    Time vesting.   40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•                    Performance vesting.   40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by Madison Dearborn Partners LLC from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

•                    Time/performance vesting.   20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•                    Early vesting. The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging’s equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At June 30, 2005, JSG Packaging had issued 8,341,730 convertible shares.

8.   US GAAP RECONCILIATIONS

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland (‘Irish GAAP’), which differ in certain respects from accounting principles generally accepted in the United States (‘US GAAP’). A detailed discussion of those differences from an historical perspective is included in note 37 to JSG Funding’s audited consolidated financial statements for the year ended December 31, 2004, which have been filed with the U.S. Securities and Exchange Commission. The following is a summary of the estimated significant adjustments to income and shareholders’ equity which would be required if US GAAP were to be applied instead of Irish GAAP:

Income

	6 months to	6 months to
	June 30, 2005	June 30, 2004
	€000	€000

Net income reported in the summary Group profit and loss accounts	(78,641)	(13,675)

Adjustments:
Goodwill amortization	18,049	21,225
Retirement benefits	(7,374)	(2,367)
Deferred taxation	6,514	5,032
Stock compensation	(115)	(346)
Financial instruments - fair value	5,824	(6,029)
Management rollover investment	307	308
Consolidation of companies sold to newcos	(33,414)	(3,595)
Adjustment to gain on Munksjö disposal	2,587	—

	(7,622)	14,228
Net income as adjusted to accord with US GAAP	€(86,263)	€553

Arising from:
Continuing operations	(85,575)	(18,613)
Income available to ordinary shareholders as adjusted to accord with US GAAP	(85,575)	(18,613)

Discontinued activities	(688)	19,166

Net income available to ordinary shareholders as adjusted to accord with US GAAP	€(86,263)	€553

Comprehensive Income

	6 months to	6 months to
	June 30, 2005	June 30, 2004
	€000	€000

Net income available to ordinary shareholders as adjusted to
accord with US GAAP	(86,263)	553

Other comprehensive income/(loss):
Financial instruments - fair value	(6,956)	(6,872)
Unrealized foreign currency translation adjustments	(26,440)	(18,244)
Retirement benefits	2,109	(2,412)

Comprehensive income	€(117,550)	€(26,975)

Shareholders’ equity

	6 months to	6 months to
	June 30, 2005	June 30, 2004
	€000	€000

Shareholders’ equity as reported in the summary Group balance sheet	802,102	865,544

Adjustments :
Goodwill - Fair value adjustments on acquisition	131,649	137,538
Goodwill - Aggregate amortization	90,741	64,995
Hyper-inflationary economies - property, plant and equipment
- Cost	108,118	68,801
- Aggregate depreciation	(51,220)	(26,273)
Hyper-inflationary economies - investments	720	1,679
Retirement benefits	(57,860)	(33,470)
Deferred taxation	(105,988)	(128,523)
Financial instruments - fair value	(49,873)	(9,002)
Minority share of US GAAP adjustments	(6,171)	(1,595)
Rollover investment by JSG management	(75,268)	(75,882)
Shareholders’ equity of companies sold to newcos	(176,841)	(136,430)
	(191,993)	(138,162)

Shareholders’ equity as adjusted to accord with US GAAP	€610,109	€727,382

Cumulative other comprehensive income amounts

	Currency	Financial	Retirement
	Translation	Instruments	Benefit
	Adjustments	Gains/(Losses)	Schemes	Total
	€000	€000	€000	€000

Balance at December 31, 2004	139,596	(25,656)	5,482	119,422

Move for the six months to June 30, 2005	(26,440)	(6,956)	2,109	(31,287)

Balance at June 30, 2005	€113,156	€(32,612)	€7,591	€88,135

The categories of cash flow under US GAAP are summarized as follows:

	6 months to	6 months to
	June 30, 2005	June 30, 2004
	€000	€000

Cash inflow from operating activities	3,201	138,798
Cash (outflow) on investing activities	511,825	(51,703)
Cash (outflow) / inflow from financing activities	(629,982)	(98,517)
Decrease / increase in cash and cash equivalents	(114,956)	(11,422)
Currency adjustment on cash and cash equivalents	8,737	2,588
Cash and cash equivalents at beginning of period	230,948	176,323
Cash and cash equivalents at end of period	€124,729	€167,489

Stock-Based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” and amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Company’s net income for the period presented would have been the following:

	6 months to	6 months to
	June 30, 2005	June 30, 2004
	€000	€000

Net income available to ordinary shareholders as adjusted to accord with US GAAP	(86,263)	553
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	90	274
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(536)	(536)
Pro forma	€(86,709)	€291

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This report covers the results of JSG Funding, the indirect owner of JSG, together with its subsidiaries, comprising primarily the continuing operations of JSG.  Comparability of the operating results for the three months and the six months to June between 2005 and 2004 is impacted by the disposal of Munksjö’s specialty operations. We completed the disposal of these operations in May 2005 with the sale of the tissue business. The specialty paper and pulp operations had been previously sold with effect from January 1, 2005 with the sale being completed in early March 2005. In addition, on June 1, 2005, we announced the disposal of assets comprising The K Club and the site of the former Clonskeagh paper mill. This sale was completed during June. In this report, the Munksjö specialty operations and The K Club are treated as discontinued.

GENERAL

The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller independent companies. The industry is particularly sensitive to price fluctuations as well as other factors.

Market Overview

European market conditions, in general, continued to be difficult on both the supply and the demand side in the second quarter. There was some volume improvement in certain corrugated markets towards the end of the second quarter, but there was continuing pressure on containerboard prices which is, in turn, putting pressure on corrugated prices.

Our kraftliner volumes declined 4% on the second quarter of 2004. The decline in kraftliner volumes year-on-year reflects the relative strength of the market in 2004 compared with the current year. On the supply side, pricing pressure reflects increased imports of kraftliner into the European market. European kraftliner imports include increased tonnage from the US which had, before 2005, been in decline. Prices at the end of the second quarter were €10 to €15 per tonne below second quarter 2004 levels. Prices continued under pressure into July. The performance of our kraftliner mills was also negatively impacted by increases in energy and other input costs during the quarter.

Excluding the impact of the closure of our Cordoba and Clonskeagh paper mills and the sale of our Voghera paper mill, recycled containerboard volumes increased 1% in the second quarter of 2005 compared with the second quarter of 2004. Growth of 1% is in line with market growth; the absolute decline of 5% year-on-year reflects the absence of the closed and disposed mills in 2005. Recycled containerboard prices continued to decline during the second quarter, reflecting new capacity growth, with overall average prices down by approximately €10 per tonne on second quarter 2004 levels. OCC prices have remained relatively stable during the same period, which has resulted in a margin squeeze in recycled containerboard.

Our overall European corrugated volumes increased 4% on the second quarter of 2004. The growth reflects the fact that Easter occurred in the first quarter of 2005 as opposed to the second quarter of 2004, with a consequent impact on shipping days, and also specific customer issues in particular countries — specifically Germany and Spain. While there was some evidence of improved market conditions towards the end of the quarter, we are not, as yet, seeing the emergence of a broad-based sustained recovery.

Corrugated prices declined marginally during the second quarter but our corrugated operations are benefiting from reduced containerboard prices which have helped protect margins despite difficult market conditions. Declining paper prices and the highly competitive environment means that there is continued downward pressure on corrugated pricing.

Our Latin American operations continue to report improved results reflecting strong performances in each of our countries of operation. During the second quarter, the strongest financial performances year-on-year were in Colombia and Mexico. Overall containerboard and corrugated volumes in the second quarter increased 8% and 13% (corrugated increased 11% excluding the new box plant in Chile) on the second quarter of 2004 respectively.

Colombian containerboard and corrugated volumes increased 11% and 17% respectively in the second quarter of 2005 compared with the second quarter of 2004. This growth reflects the continued strength of the Colombian economy and some export led growth. In Mexico, following a difficult first quarter, containerboard and corrugated volumes increased 8% and 2% respectively in the second quarter of 2005 compared with the second quarter of 2004. Containerboard volumes in the quarter benefited from increased third party sales and higher integration levels, while the more modest increase in corrugated volumes reflects underlying demand growth in the country.

While our Venezuelan containerboard volumes were broadly unchanged, corrugated volumes were higher in the second quarter of 2005 compared to the same period in 2004 reflecting improved domestic demand. Our results in 2005 were, however, negatively impacted by the devaluation of the Bolivar and significant price pressure from imports. Reflecting the continued recovery of the Argentinean economy, both containerboard and corrugated volumes were higher than in the second quarter of 2004. Our investment in Chile is progressing well although more slowly than anticipated.

RESULTS OF OPERATIONS

SECOND QUARTER 2005 COMPARED TO SECOND QUARTER 2004

Net sales from continuing operations at €1,085 million for the second quarter of 2005 were broadly unchanged from the comparable period in 2004. The underlying performance was different year-on-year, however, with higher sales in Latin America in 2005 offset by lower sales in Europe where the decline arose primarily as a result of weak market conditions. With sales in the second quarter reduced by €14 million through currency and by over €6 million through the impact of net disposals, the underlying movement was an increase of approximately €20 million, with higher sales in Latin America partly offset by lower sales in Europe.  The negative impact of currency translation arose mainly in relation to the sales of our Latin American operations and reflected the relative strength of the euro against the U.S. dollar.  The euro was stronger against Sterling also but the impact was partly offset, however, by the positive effect of a relative strengthening mainly in the Polish and Norwegian currencies against the euro in the second quarter of 2005. Including the sales of approximately €12 million generated by Munksjö’s tissue business and The K Club in 2005 and the sales of €140 million generated by Munksjö’s specialty operations and The K Club in 2004, net sales amounted to €1,097 million in the second quarter of 2005 compared to €1,226 million in the second quarter of 2004.

Reflecting the negative impact of lower average selling prices in 2005, net sales from our European packaging operations were €776 million compared to €784 million in 2004. Within Packaging, sales benefited from higher corrugated volumes although containerboard volumes were lower than in 2004. In terms of pricing, in contrast to the first quarter of 2005 when average kraftliner prices were higher than in the same period in 2004, average prices were lower year-on-year in the second quarter. This reflects the progressive reduction in selling prices over the first six months of 2005 compared to 2004 when kraftliner rose in the second quarter. Against a backdrop of increasing recycled containerboard capacity and poor demand growth, average prices for recycled containerboard weakened in the second quarter and, as in the first quarter of 2005, were lower than in the same period in 2004. Corrugated prices reflected the same trend, weakening in the second quarter and remaining down on 2004 levels. In Specialties, the decrease arose mainly as a result of the absence in 2005 of Munksjö’s specialty paper and pulp operations. In addition, however, sales in our paper sack operations were adversely affected by a combination of lower volumes and average prices. In total, sales by our European operations amounted to €901 million in the second quarter of 2005 compared to €1,049 million in 2004.

Latin American sales as reported in euro terms increased by 10% to €195 million in the second quarter of 2005 from €178 million in 2004. While sales in 2005 included those of Smurfit Chile and the recently acquired sack plants in Ecuador and Costa Rica, their impact was not significant. Given the relative strength of the euro in 2005, however, the underlying increase was approximately 18% in terms of U.S. dollars. Sales growth was achieved through a combination of higher volumes and improved prices although conditions varied from country to country.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With net sales lower in the second quarter of 2005, cost of sales decreased also quarter-on-quarter while representing a slightly higher proportion of net sales at 72.3% compared to 71.6% in 2004. In terms of costs, while prices of key raw materials such as waste fibre have been relatively stable, energy prices have been higher in 2005. The negative impact has reduced, however, through fixed price contracts and by the time-lag in implementing index based cost increases. Gross profit in the second quarter of 2005 was €303.5 million compared to €348.6 million in 2004.

Net operating expenses at €234.9 million were lower than in 2004, principally as a result of the Munksjö disposal. Expenses in the second quarter of 2005 were also reduced by credits in respect of certain one-off gains, which arose principally in Europe. These gains related principally to a successful energy supply claim in the United Kingdom, compensation for the termination of an energy supply contract in Sweden and an adjustment to our labour costs in Norway. While lower in absolute terms in 2005, net operating expenses represented 21.4% of net sales compared to 21.5% in the second quarter of 2004. The relatively small decrease results from the change in our overall sales mix following the disposal of Munksjö specialty businesses, the sales of which were principally to third parties. With the disposal of the Munksjö specialty operations, our European operations are now more highly integrated and this has the effect of increasing the ratio where its basis is net rather than gross sales.

Profit before goodwill amortization, interest, exceptional items and taxation was €76.2 million in the second quarter of 2005 compared to €93.5 million in 2004. Although the profitability of our containerboard mills declined year-on-year, the impact was more than offset by the relatively good performance of the corrugated operations, largely as a result of higher volumes, and the benefit of one-off gains. As a result, the profitability of our Packaging operations at €40.1 million in the second quarter of 2004 was higher than in the second quarter of 2004. Conversely, profit from Specialties was significantly lower in 2005 primarily because of the disposal of Munksjö’s specialty operations.  Our Latin American operations continued to perform well in the second quarter.  Improved profits in Colombia and Mexico in the quarter more than offset the decline in Venezuela. As in the first quarter, this decline reflects predicted changes to market conditions as a result of increased competition from imports and the devaluation of the Bolivar in March 2005.

Exceptional items in the second quarter of 2005 comprised disposal gains of €8.4 million and reorganisation and redundancy costs of €2.2 million. The principal disposals in the second quarter were those of The K Club and of the Cordoba mill site in Spain while other gains related to property disposals in Norway and Mexico. Prior to recognizing a goodwill write-off, we made a modest profit on the disposal of Munksjö’s tissue business.

INTEREST EXPENSE AND TAXES

The net interest charge for the second quarter of 2005 was €56.7 million compared to €72.6 million in 2004. With the paydown of the PIK debt in February 2005, our PIK interest charge was €10.9 million lower year-on-year while our cash interest was also lower through a combination of lower net borrowing and, to a lesser extent, currency movements and interest rates. A loss of €4.0 million arose from the early extinguishment of debt following our use of the proceeds from The K Club disposal to pay down part of the senior credit facility.

After other financial expense of €3.2 million, which represents the interest element of our post retirement benefit costs, the result before taxation for the second quarter of 2005 was a profit of €13.0 million (after net exceptional gains of €6.2 million) compared to €20.4 million (after net exceptional gains of €9.4 million) in 2004. The accounting tax charge for the second quarter was €10.6 million compared to €3.9 million (€9.1 million before Bosal refunds of €5.2 million) in 2004.

Equity minority interests of €3.7 million in the second quarter of 2005 arose mainly in Latin America with the increase on 2004 reflecting mainly higher local profits in Colombia.  The net loss for the second quarter of 2005 was €1.3 million compared to a retained profit of €13.2 million in 2004.

SIX MONTHS 2005 COMPARED TO SIX MONTHS 2004

Net sales from continuing operations at €2,123 million for the six months to June 2005 were approximately 1% lower than in 2004, primarily as a result of weak market conditions in Europe. With sales in the six months reduced by €20 million through currency movements and by approximately €4 million through the impact of net disposals, the underlying decrease was approximately €5 million, with higher sales in Latin America partly offset by lower sales in Europe.  The negative impact of currency translation arose mainly in relation to the sales of our Latin American operations and reflected the relative strength of the euro against the U.S. dollar.  The euro was stronger against Sterling also but the impact was partly offset, however, by the positive effect of a relative strengthening mainly in the Polish, Swedish and Norwegian currencies against the euro in 2005. Including the sales generated by Munksjö’s specialty operations and The K Club, which amounted to approximately €25 million and €274 million in 2005 and 2004 respectively, net sales amounted to €2,148 million in the six months to June 2005 compared to €2,426 million in the six months to June 2004.

While overall volumes in our European corrugated operations were broadly unchanged in the first six months of 2005 compared to 2004, containerboard volumes were lower. Average selling prices were generally lower than in 2004 although kraftliner prices were higher in the first six months of 2005. The trend within the six months period was different year-on-year, with selling prices weakening from the first quarter of 2005 and strengthening in the second quarter of 2004. Against this backdrop, net sales from our European packaging operations were €1,524 million in the six months to June 2005 compared to €1,569 million in 2004.  In Specialties, the decrease in net sales arose mainly as a result of the absence in 2005 of Munksjö’s specialty paper and pulp operations. In addition, however, sales in our paper sack operations were adversely affected by a combination of lower volumes and average prices. In total, sales by our European operations amounted to €1,772 million in the first six months of 2005 compared to €2,085 million in 2004.

Latin American sales as reported in euro terms increased by 10% to €377 million in the six months to June 2005 from €342 million in 2004. While sales in 2005 included those of Smurfit Chile and the recently acquired sack plants in Ecuador and Costa Rica, their impact was not significant. Given the relative strength of the euro in 2005, however, the underlying increase was approximately 17% in terms of U.S. dollars. Sales growth was achieved through a combination of higher volumes and improved prices although conditions varied from country to country.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With net sales lower in the six months to June 2005, cost of sales decreased also on the same period in 2004 while representing a slightly higher proportion of net sales at 72.4% compared to 72.0% in 2004. With the relative stability in the prices of key raw materials such as waste fibre, the higher percentage in 2005 reflects mainly lower average selling prices and the impact of higher costs such as energy. Gross profit for the six months to June 2005 was €592.0 million compared to €678.3 million in 2004.

Although net operating expenses at €475.7 million were lower in 2005, the decrease resulted primarily from the Munksjö disposal. Allowing for the impact of this and other relatively small disposals and closures as well as acquisitions and currency movements, comparable net operating expenses were €6 million or 1% lower in the first six months of 2005. Although lower in absolute terms in 2005, net operating expenses represented 22.1% of net sales in the six months to June 2005 compared to 21.7% in 2004 with the increase driven partly by the change in our overall sales mix following the disposal of Munksjö specialties.

Profit before goodwill amortization, interest, exceptional items and taxation was €131.2 million in the six months to June 2005 compared to €171.7 million in 2004. With certain one-off gains contributing to the profitability of our European Packaging operations in the second quarter of 2005, the overall decline in the first six months of 2005 reflected the general economic backdrop. Although generally weak demand conditions affected other businesses also, such as paper sacks within Specialties, the absence of Munksjö’s specialty operations was the underlying reason for the large decrease in the profitability of this segment.

While our Latin American operations generally performed well in the six months to June 2005, the overall profitability of the region was adversely affected by a decline in Venezuela and by the effect of the relative strength of the euro in 2005. As noted in the context of the second quarter, the decline in Venezuela reflected predicted changes to market conditions as a result of increased competition from imports and the devaluation of the Bolivar in March 2005. With the benefit of increased profits in Colombia and Mexico, our Latin American operations generated higher overall profits in terms of U.S. dollars in the first six months of 2005 compared to 2004. The benefit of this increase was more than offset, however, by the negative effect of the relatively stronger euro in 2005 which reduced the euro value of the underlying profits for the region.

Exceptional items in the first six months of 2005 comprised disposal gains of over €45 million and reorganisation and redundancy costs of almost €12 million, over €8 million of which related to the Clonskeagh mill.  The principal disposals in 2005 were those of Munksjö’s specialty operations, which generated a total gain of €26 million (after the write-off of goodwill relating to the operations sold) and of The K Club. Other gains related to the sale of the Cordoba mill site and to property disposals in Norway and Mexico.

INTEREST EXPENSE AND TAXES

The net interest charge, excluding the loss from early extinguishment of debt, for the six months to June 2005 was €120.0 million compared to €142.9 million in 2004. With the paydown of the PIK debt in February 2005, our PIK interest charge was €15.8 million lower year-on-year while our cash interest was also lower through a combination of lower net borrowing and, to a lesser extent, currency movements and interest rate. With the accelerated write-off of €21.6 million in debt issue costs, our normal debt cost amortisation charge was also lower in 2005.

Losses from early extinguishment of debt amounted to €80.4 million. The early paydown of the PIK debt, as part of the February 2005 refinancing, resulted in the write-off of €13.6 million in debt issue and other costs as well as cash costs of €53.0 million, primarily the cash premium paid for early redemption.  In addition, we wrote off debt issue costs of €13.9 million in respect of the debt repaid with the Munksjö and K Club disposal proceeds.

After other financial expense of €6.5 million, which represents the interest element of our post retirement benefit costs, the result before taxation for the six months to June 2005 was a loss €53.8 million (after net exceptional gains of €33.5 million and a loss of €80.4 million in respect of the early extinguishment of debt) compared to a profit of €17.0 million (after net exceptional gains of €9.4 million) in 2004. The accounting tax charge for the six months to June was €19.6 million compared to €23.5 million (€28.7 million before Bosal refunds of €5.2 million) in 2004.

Equity minority interests of €5.3 million in the six months to June 2005 arose mainly in Latin America where the impact of higher profits in Colombia was broadly offset by the impact of lower profits in Venezuela. Minority interests in Europe were lower in the six months to June 2005.  The net loss for the six months to June 2005 was €78.6 million compared to €13.7 million in 2004.

LIQUIDITY

Summary cash flows for the second quarter and first half of 2005 are set out in the following table:

	3 months to	3 months to	6 months to	6 months to
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	€ Million	€ Million	€ Million	€ Million
Profit / (loss) before tax - subsidiaries	11	17	(57)	11
Exceptional items	(8)	(15)	(41)	(15)
Depreciation	55	69	110	135
Goodwill amortization	8	9	18	21
Non cash interest expense	8	16	40	31
Refinancing costs	—	—	53	—
Working capital change	(19)	(4)	(32)	(17)
Capital expenditure	(45)	(42)	(83)	(81)
Change in capital creditors	4	(6)	(10)	(13)
Sales of fixed assets	9	18	10	22
Tax paid	(6)	(4)	(20)	(23)
Dividends from associates	3	3	3	3
Other	(7)	9	(11)	9
Free cash flow	13	70	(20)	83

Investments	(1)	(4)	(2)	(5)
Sale of businesses and investments	48	—	324	—
Dividends paid to minorities	(4)	(4)	(5)	(5)
Deferred debt issue costs	—	—	(8)	—
Transaction fees	—	(1)	—	(2)
Amounts transferred from affiliates	5	—	5	11
Refinancing costs	—	—	(53)	—
Net cash inflow	61	61	241	82

Net cash / (debt) disposed	1	—	(4)	—
Munksjö inter-company debt repaid	—	—	157	—
The K Club inter-company debt repaid	92	—	92	—
Non-cash interest accrued	(1)	(12)	(12)	(22)
Currency translation adjustments	(32)	(4)	(62)	(32)

Decrease in net borrowing (excluding leases)	€121	€45	€412	€28

SECOND QUARTER 2005 COMPARED TO SECOND QUARTER 2004

Free cash flow for the second quarter of 2005 of €13 million compares to €70 million in 2004. The decrease reflects lower pre-tax profits, lower add-backs in 2005 for depreciation and non-cash interest, lower fixed asset sales, an increased working capital outflow year-on-year and a decrease in deferred creditors.

Without Munksjö’s specialty operations in 2005, depreciation was lower than in the second quarter of 2004 although capital expenditure was broadly similar quarter-on-quarter. Capital expenditure during the second quarter was €45 million representing approximately 81% of depreciation. With a higher depreciation charge in 2004, capital expenditure of €42 million represented 61% of depreciation. Working capital increased by €19 million in the quarter to €349 million at June 30, 2005. This represented 8% of annualised net sales compared to 7.7% at March 2005 and 9.6% at June 30, 2004.

In the second quarter of 2005, the net surplus from financing and investment activity was €48 million, comprising primarily the proceeds from the sale of businesses and investments. The total of €48 million from the sale of businesses and investments comprises €25 million and €23 million in respect of the tissue business and The K Club respectively, with the remaining €92 million of the total proceeds for The K Club of €115 million being shown as a repayment of inter-company debt.

Together, the free cash flow for the second quarter of 2005 and the financing and investment surplus give a net cash inflow of €61 million. While the inflow generated in the second quarter of 2004 was the same, the composition was different with a free cash flow of € 70 million and a modest financing and investment usage. In 2005, the net cash inflow of €61 million for the second quarter was increased by €92 million of K Club inter-company debt repaid and offset by a negative currency adjustment of €32 million and by accrued non-cash interest of €1 million. With the redemption of the PIK debt in early 2005, the interest add-back is considerably lower than in 2004.

In both 2003 and 2004, the euro strengthened considerably against the U.S. dollar late in the year and then weakened in the following year. While the move in the second quarter of 2004 was relatively modest, the euro weakened by approximately 7% against the U.S. dollar over the course of the second quarter of 2005. As a result, the value of our non-euro debt increased giving rise to a currency translation loss of €32 million in the second quarter of 2005 compared to €4 million in the same period last year.

In total, net borrowing declined by €121 million from approximately €2,605 million (€2,621 million including leases) at March 2005 to €2,483 million (€2,499 million including leases) at June 2005.

SIX MONTHS 2005 COMPARED TO SIX MONTHS 2004

Free cash flow for the six months to June 2005 was a net outflow of €20 million compared to an inflow of €83 million in 2004. The negative swing of €103 million arises mainly from a lower level of pre-tax profit, a lower add-back for depreciation, lower proceeds from the sale of fixed assets, a negative swing in the movement on deferred creditors, primarily in relation to post retirement benefits, and a higher working capital outflow.

The outflow of €41 million for exceptional items represents the reclassification of the disposal gains of €45 million net of the inflow of approximately €4 million in non-cash reorganization and restructuring costs relating to the closure of the Clonskeagh mill. While the larger gains relate to the sale of businesses and investments and are transferred to the investment and financing section of the cash flow, the gains made on property disposals are reclassified to sales of fixed assets. Proceeds from the sale of fixed assets in turn related mainly to the properties sold in both Norway and Mexico in the second quarter. The reclassification of exceptional items in 2004 related to the profit on the sale of the Botanic Road site, which is reported within sales of fixed assets.

Our interest charge in the six months to June 2005 included the refinancing costs of €53 million, incurred in the first quarter, which are reclassified within the cash flow to financing and investment activity, as well as almost €22 million in respect of the accelerated write-off of debt issue costs, including €8 million in respect of the PIK. These non-cash items, together with the normal write-off of debt issue costs and the PIK interest charge for the period constitute the non-cash interest expense add-back of €40 million. In the six months to June 2004, the add-back of €31 million comprised mainly the normal write-off of debt issue costs and the PIK interest charge.

Reflecting the disposal of Munksjö’s specialty operations, depreciation was lower in the six months to June 2005 than in 2004 although capital expenditure was broadly similar. At €83 million, expenditure in the six months to June 2005 represented 75% of depreciation. With a higher depreciation charge in the six months to June 2004, capital expenditure of €81 million represented 60% of depreciation.

Working capital increased by €32 million in the six months to June 2005, partly as a result of the payment in 2005 of reorganization and restructuring charges booked in 2004 but unpaid at the end of the year. As noted in the context of the second quarter, as a percentage of annualised net sales, working capital of €349 million at June 2005 represented 8.0% compared to 7.7% at March 2005 and 9.9% at June 2004. With the benefit of the proceeds from the sale of Munksjö’s specialty businesses and from the sale of The K Club, the deficit at the free cash flow level for the six months to June 2005 is more than offset to give a net cash inflow of €241 million.

The total received from the sale of the Munksjö operations was €455 million, €298 million of which is shown within sale of businesses and investments and €157 million within the movement on net borrowing as the repayment of inter-company debt. In addition to Munksjö, sale of operations at €324 million included €23 million in respect of The K Club and €3 million in respect of the cash element of the Voghera proceeds. The total proceeds of €115 million received in respect of The K Club and the Clonskeagh mill site is also split between the sale of operations and the repayment of inter-company loans.

With the exception of the costs arising in respect of the refinancing completed in February 2005, financing and investment outflows in the six months to June 2005 were modest. The debt issue costs of €8 million relate to the new senior notes, which were issued in the first quarter of 2005.

The net cash inflow of €241 million is increased by inter-company debt repaid of €157 million and €92 million in respect of Munksjö and The K Club respectively while offset by the add-back of non-cash interest, currency and net cash of €4 million in the sold businesses. The overall result was a decrease in net borrowing of €412 million in the six months to June 2005. In 2004, net borrowing decreased by €28 million with the surplus for the six months being partly offset by the add-back of non-cash interest and currency.

As noted in the context of the second quarter, in both 2003 and 2004, the euro strengthened considerably against the U.S. dollar late in the year and then weakened in the following year.  The relative move in 2005, however, was greater resulting in a currency loss of €62 million compared to €32 million in the six months to June 2004. In total, net borrowing amounted to €2,483 million (€2,499 million including capital leases of €16 million) at June 2005 compared to over €2,895 million (€2,913 million including leases) at December 2004.

CAPITAL RESOURCES

The Group’s primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group’s primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

At June 30, 2005 JSG Funding had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012.  On January 31, 2005, JSG Funding completed an offering of €217.5 million and $200 million 7.75% senior subordinated notes, the proceeds of which were used to fund the purchase of its existing 15.5% subordinated notes.

JSG Acquisitions and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €0.9 billion and a revolving credit facility with up to €425 million in availability. In March 2005, €421 million from the proceeds of the Munksjö Specialties sale were used to repay all of the outstanding term loans under Tranche A and part of the outstanding term loans under Tranches B and C of the facility.  In May 2005, €20 million from the proceeds of the Munksjö tissues sale and in June, €112 million from the proceeds of The K Club sale were used to part repay Tranches B and C.

The following table provides the range of interest rates as of June 30, 2005 for each of the drawings under the remaining term loans.

Borrowing arrangement	Currency	Interest Rate

Term Loan A	EUR	4.3430%
Term Loan B	EUR	4.8737 - 4.8980%
	USD	5.87313%
Term Loan C	EUR	5.3737 - 5.3980%
	USD	6.37313%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. As of June 30, 2005 €2.0 million was drawn under the revolving credit facility by way of ancillary facilities. The revolving credit facility will terminate in September 2009.

The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and senior subordinated notes, contain financial and other covenants that restrict, among other things, the ability of JSG Funding and its subsidiaries to:

•       incur additional indebtedness and issue preference shares

•       pay dividends or make certain other restricted payments

•       consummate certain asset sales

•       incur liens

•       enter into certain transactions with affiliates, or

•       merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

These limitations, together with the highly leveraged nature of JSG Funding, could limit corporate and operating activities.

JSG Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that JSG Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. JSG Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

LONG LIVED ASSETS AND GOODWILL

We conduct impairment reviews of long-lived assets and goodwill in accordance with FRS 10 “Goodwill and Intangible Assets”, FRS 11 “Impairment of Fixed Assets and Goodwill” and SFAS No. 142 “Goodwill and Other Intangible Assets”, respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2004 and no impairment charges were recognized. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2004 and 2003 were €4 million and €10 million, respectively.

LEGAL AND ENVIRONMENTAL CONTINGENCIES

Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

POST RETIREMENT BENEFITS

JSG Funding has adopted FRS 17— ‘‘Retirement Benefits.’’ FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the change in the present value of scheme liabilities arising from settlements and curtailments and the expected returns on scheme assets at the start of the period, is recognized in the summary Group profit and loss accounts. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with SFAS No.87, “Employer’s Accounting for Pensions”. These assumptions require various degrees of judgment. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2005 pension expense by approximately €3 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2005 by approximately €3 million. Similarly, holding other assumptions constant, a one percentage point decrease in JSG Funding’s estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2005 by approximately €7 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €7 million for the same period.

INCOME TAX MATTERS

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2004.

At December 31, 2004, we had net operating loss carryforwards of €200 million. These loss carryforwards have a tax value of €61 million. Valuation allowances of €30 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

PROSPECTIVE ACCOUNTING STANDARDS

U.S. GAAP

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal year 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 151 will have on our consolidated results of operations and financial condition but we do not expect SFAS No. 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. SFAS No. 123R as published was to be effective for the first interim or annual reporting period that begins after June 15, 2005.  In March 2005, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) 107, “Share-Based Payment,” which expresses views of the SEC Staff about the application of SFAS No. 123(R).  On April 14, 2005, the SEC announced the adoption of a rule that defers the required effective date of SFAS No. 123R. The SEC rule provides that SFAS No. 123R is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005, instead of at the beginning of the first quarter after June 15, 2005, delaying the required change until January 1, 2006. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We have not yet determined the method of adoption or the effect of adopting SFAS No. 123R.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal year 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 153 will have on our consolidated results of operations and financial condition but we do not expect it to have a material impact.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated.  FIN 47 is effective for fiscal years ending after December 15, 2005.  We are currently evaluating the effect that the adoption of FIN 47 will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.”

SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We are evaluating the effect that the adoption of SFAS No. 154 will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.

RESEARCH AND DEVELOPMENT

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In both 2004 and 2003, the Group’s research and development costs were approximately €5 million.

OFF-BALANCE SHEET ARRANGEMENTS

JSG has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, JSG has not had off balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to the newcos (wholly owned subsidiaries of JSG Packaging) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. JSG Funding’s debt and shareholders’ equity under US GAAP would reflect the consolidation of the newcos with JSG Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. The Group does not have off balance sheet arrangements with any of its other affiliates.

IMPACT OF INFLATION

We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

MARKET RISK AND RISK MANAGEMENT POLICIES

The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At June 30, 2005, the proportion of the Group’s total borrowing that was at fixed interest rate was 81%. The main reason for the increase is that our variable senior credit debt has been substantially reduced due to disposals and excess cash payments (€240m in the last quarter).

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

Our fixed rate debt comprises mainly of senior notes totaling €1,018 million equivalent and senior subordinated notes totaling €378 million equivalent.  JSG Acquisitions also has €1,000 million in interest rate swaps, €300 million of which mature within one year.

Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €5 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps, options and forward contracts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’ or ‘should’ or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•      our substantial leverage and our ability to meet our debt service obligations;

•      our ability to generate growth or profitable growth;

•      the availability and price of raw materials;

•      our ability to integrate our operations and acquisitions successfully;

•      our exposure to currency and interest rate fluctuations;

•      our ability to implement our business strategy successfully;

•      our ability to comply with existing or new environmental regimes in the countries in which we operate;

•      our liability for violations, known or unknown, under environmental laws;

•      increased competition from other companies in our industry and our ability to retain or increase our market shares;

•      our ability to maximize operating and organizational efficiencies; and

•      general local and global economic conditions.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services. JSG Funding’s annual report on Form 20-F and current reports on Form 6-K are made available free of charge through our website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.

Signatures

JSG Funding plc hereby certifies that it has duly caused and authorized the undersigned to sign this quarterly information package on its behalf.

JSG Funding plc

/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer

Date: August 26, 2005